SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES
1.   Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

  Prudential plc

2.   Reason for the notification:

      An acquisition or disposal of voting rights

3.   Full name of person(s) subject to the notification obligation:

  The Capital Group Companies, Inc.

4.   Full name of shareholder(s) (if different from 3.):

      See answer to Question 9

5.   Date of the transaction and date on which the threshold is crossed or reached:

         21 October 2016

6.   Date on which issuer notified:

  24 October 2016

7.   Threshold(s) that is/are crossed or reached:

  Below 10% - Aggregate of voting rights from shares

8.   Details notified:

8A: Voting rights attached to shares
Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary 5p (GB0007099541)	260,889,066	260,889,066			253,596,129		9.8326%
ADRs (US74435K2042)	452,615	905,230			905,308		0.0351%

8B: Financial Instruments
Resulting situation after the triggering transaction:
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the Instrument is exercised/ converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

8C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the Instrument is exercised/ converted	% of voting rights
				Nominal	Delta
n/a	n/a	n/a	n/a	n/a	n/a

Total (A+B+C):
Number of voting rights	% of voting rights
254,501,437	9.8677%

9.   Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	254,501,437	9.8677%
Holdings by CG Management Companies and Funds:
Capital Guardian Trust Company1
Capital International, Inc.1
Capital International Limited1
Capital International Sàrl1
Capital Research and Management Company2

	11,360,256 53,647 316,750 274,267 242,496,517	0.4405% 0.0021% 0.0123% 0.0106% 9.4023%
1Indirect subsidiaries of Capital Research and Management Company.
2Subsidiary of The Capital Group Companies, Inc.

Proxy Voting:
10.  Name of the proxy holder:
   n/a
11.  Number of voting rights proxy holder will cease to hold:
   n/a
12.  Date on which proxy holder will cease to hold voting rights:
   n/a
13.  Additional information:
   n/a
Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.
Contact name for enquiries
Chris Smith, Deputy Group Secretary, +44 (0) 207 548 2115
Company official responsible for making notification
Helen Archbold, Head of Corporate Secretariat

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 October 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Group Secretary